UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Procyon Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

742806300

(CUSIP Number)

Howard H. Lamar III, Esq.

Bass, Berry & Sims PLC

150 Third Avenue South, Suite 2800

Nashville, TN 37201

(615) 742-6209

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 7, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 742806300	Page 2 of 10

1	Names of reporting persons RMS Limited Partnership
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) N/A
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Nevada
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power -0-
	9	Sole dispositive power -0-
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person -0-
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) -0-
14	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 742806300	Page 3 of 10

1	Names of reporting persons Crystal Diamond, Inc.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) N/A
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Nevada
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power -0-
	9	Sole dispositive power -0-
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person -0-
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) -0-
14	Type of reporting person (see instructions) CO

SCHEDULE 13D

CUSIP No. 742806300	Page 4 of 10

1	Names of reporting persons Roy M. Speer Revocable Trust
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) N/A
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Florida
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power -0-
	9	Sole dispositive power -0-
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person -0-
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) -0-
14	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 742806300	Page 5 of 10

1	Names of reporting persons Lynnda L. Speer
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) N/A
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power -0-
	9	Sole dispositive power -0-
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person -0-
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) -0-
14	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No. 742806300	Page 6 of 10

Explanatory Note

RMS Limited Partnership, a Nevada limited partnership (“RMS”), Crystal Diamond, Inc., a Nevada corporation (“Crystal Diamond”), Roy M. Speer Revocable Trust, a Florida trust (the “Trust”), and Lynnda L. Speer (“Mrs. Speer” and, together with RMS, Crystal Diamond and the Trust, the “Reporting Persons”) hereby amend and supplement the original Schedule 13D as filed on April 10, 2000 (the “Original Filing”), relating to the common stock (the “Common Stock”) of Procyon Corporation (the “Company”), as set forth below by this Amendment No. 1 (“Amendment No. 1”). Except as specifically provided herein, Amendment No. 1 does not modify any of the information previously reported in the Original Filing.

Item 2.	Identity and Background

Item 2 of Schedule 13D is hereby amended and supplemented as follows:

RMS is engaged primarily in the warehousing and real estate business. RMS’s principal business and office addresses are 427 West Plum Lane, Reno, Nevada 89509-3766.

Crystal Diamond is the general partner of RMS. Crystal Diamond is engaged primarily in the warehousing and real estate businesses. Crystal Diamond’s principal business and office addresses are 427 West Plum Lane, Reno, Nevada 89509-3766.

The name, citizenship, business address and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of (i) each of the executive officers and directors of Crystal Diamond, (ii) each person controlling Crystal Diamond, and (iii) the executive officers and directors of any person controlling Crystal Diamond (except for the Mrs. Speer, for whom such information is provided below) are set forth in Schedule 1 attached hereto and incorporated herein by reference.

The Trust is a limited partner of RMS and the sole stockholder of Crystal Diamond. The Trust is engaged primarily in managing the assets of the deceased, Roy M. Speer, who passed away on August 19, 2012. The Trust’s principal business and office addresses are 2535 Success Drive, Odessa, Florida 33556.

Mrs. Speer is (i) a limited partner of RMS and (ii) the sole trustee of the Trust. Mrs. Speer’s principal business and office addresses are 2535 Success Drive, Odessa, Florida 33556.

As a result of the relationships described above in this Item 2, Crystal Diamond, the Trust and Mrs. Speer may be deemed to beneficially own the Common Stock held of record or beneficially owned by RMS.

During the last five years, neither RMS, Crystal Diamond, the Trust, Mrs. Speer, nor, to the knowledge of Crystal Diamond, any executive officer, director or controlling person of Crystal Diamond has (i) been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) or (iii) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On January 7, 2014, RMS transferred by gift all 1,600,000 shares of the Common Stock to the Trust. No consideration was paid by the Trust in connection with such transfer. On March 7, 2014, the Trust transferred by gift all 1,600,000 shares of the Common Stock to the Roy M. Speer Foundation, a charitable foundation organized as a trust (the “Foundation”). No consideration was paid by the Foundation in connection with such transfer.

SCHEDULE 13D

CUSIP No. 742806300	Page 7 of 10

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a) As described in Item 4 above, on March 7, 2014, the Reporting Persons, in their respective capacities described in Item 2 above, ceased to be the beneficial owners of any of the Company’s outstanding Common Stock.

(b) N/A

(c) Other than the transfers described in Item 4 above, the Reporting Persons, in their respective capacities described in Item 2 above, have not effected any transactions in the Company’s Common Stock since the Reporting Persons’ Original Filing.

(d) N/A

(e) As described in Item 4 above, on March 7, 2014, the Reporting Persons, in their respective capacities described in Item 2 above, ceased to be the beneficial owners of any of the Company’s outstanding Common Stock.

Item 7.	Material to Be Filed as Exhibits

Item 7 of Schedule 13D is hereby amended and supplemented as follows:

Exhibit 1: Joint Filing Agreement, dated as of February 26, 2015, among RMS Limited Partnership, Crystal Diamond, Inc., Roy M. Speer Revocable Trust and Lynnda L. Speer.

SCHEDULE 13D

CUSIP No. 742806300	Page 8 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated: February 26, 2015

RMS LIMITED PARTNERSHIP

By:	/s/ Michael J. Mullen
Name:	Michael J. Mullen
Title:	President, Crystal Diamond, Inc. - General Partner of RMS Limited Partnership

CRYSTAL DIAMOND, INC.

By:	/s/ Michael J. Mullen
Name:	Michael J. Mullen
Title:	President

ROY M. SPEER REVOCABLE TRUST

By:	/s/ Lynnda L. Speer
Name:	Lynnda L. Speer
Title:	Sole Trustee

/s/ Lynnda L. Speer
Lynnda L. Speer

SCHEDULE 13D

CUSIP No. 742806300	Page 9 of 10

SCHEDULE 1

DIRECTORS, EXECUTIVE OFFICERS AND CONTROLLING PERSONS

OF CRYSTAL DIAMOND, INC.

Name and Title*	Occupation and Employer

Richard W. Baker Director and Treasurer	Certified Public Accountant Richard W. Baker, P.A. 2535 Success Dr. Odessa, Florida 33556

Michael J. Mullen Director and President	President Interphase, Inc. 104 Woodmont Blvd, Suite 415 Nashville, Tennessee 37205

C. Thomas Burton, Jr., Esq. Secretary	Attorney Burton, Bartlett & Glogovac 427 West Plumb Lane Reno, Nevada 89509

*	All such persons are United States citizens.

SCHEDULE 13D

CUSIP No. 742806300	Page 10 of 10

Exhibit 1

Joint Filing Agreement

This will confirm the agreement by and among the undersigned that this amendment to Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the common stock of Procyon Corporation, a Colorado corporation, will be filed on behalf the entity and each of the persons named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Joint Filing Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: February 26, 2015

RMS LIMITED PARTNERSHIP

By:	/s/ Michael J. Mullen
Name:	Michael J. Mullen
Title:	President, Crystal Diamond, Inc. - General Partner of RMS Limited Partnership

CRYSTAL DIAMOND, INC.

By:	/s/ Michael J. Mullen
Name:	Michael J. Mullen
Title:	President

ROY M. SPEER REVOCABLE TRUST

By:	/s/ Lynnda L. Speer
Name:	Lynnda L. Speer
Title:	Sole Trustee

/s/ Lynnda L. Speer
Lynnda L. Speer